

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2025

Patrick Wernig
Chief Financial Officer
Four Corners Property Trust, Inc.
591 Redwood Highway, Suite 3215
Mill Valley, CA 94941

> **Re: Four Corners Property Trust, Inc.**
> **Form 10-K for the year ended December 31, 2024**
> **Filed on February 13, 2025**
> **File No. 001-37538**

Dear Patrick Wernig:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction